Mail Stop 7010


September 20, 2005


Via U.S. mail and facsimile

Mr. Robert S. Keane
Chief Executive Officer
VistaPrint Limited
100 Hayden Ave.
Lexington, MA 024214

Re: 	VistaPrint Limited
Amendment No. 2 to Registration Statement on Form S-1
Filed September 7, 2005
File No. 333-125470

Dear Mr. Keane:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Share-based compensation, page 40

1. Please revise the discussion in MD&A regarding your share-based compensation to include disclosure of the intrinsic value of the outstanding vested and unvested options based on the expected public offering price and the options outstanding as of the most recent balance sheet date presented in the your Form S-1 registration statement. Refer to the guidance outlined in paragraph 180 of the AICPA Practice Aid, Valuation of Privately-Held -Company Equity Securities Issued as Compensation.

Shares Eligible For Future Sale, page 95
Lock-Up Agreements, page 96

2. We read your response to comment eight of our letter dated
August
10, 2005 and reissue this comment. It appears that shares that are subject to a lock-up agreement may be released from these lock-up agreements and be eligible for sale earlier than otherwise disclosed in your prospectus. As a result, the fact that Goldman Sachs has no current intention to release shares from a lock-up agreement and that it has no pre-existing criteria for determining whether to release shares appears to be material information to prospective investors.

Financial Statements

3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4. Provide a currently dated consent from the independent public accountant in any future amendments.

Exhibit 5.1

5. The legality opinion must cover all registered shares. In this regard, we note that counsel has limited its opinion solely to the shares being offered by your company. Please revise the legality opinion to also cover the over-allotment shares and the shares being offered by the selling security holders.

6. We note the qualification to the legality opinion set forth in paragraph (d) under the heading "Assumptions" on page 2. Counsel may not limit its opinion in this manner as it pertains to your company.
Please revise accordingly.

7. We note the statement set forth in the first sentence of the first paragraph and in the first sentence of the third paragraph under the heading "Disclosure" on page 4 regarding that fact that no person or entity may rely upon the legality opinion other than your company. Please be advised that investors are entitled to rely on the legality opinion. Please revise accordingly.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Effie Simpson, Staff Accountant, at (202)
551-
3346 or, in her absence, Linda Cvrkel, Accounting Branch Chief, at
(202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Thomas S. Ward, Esq.
Mr. Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Keith F. Higgins, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
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Mr. Robert S. Keane
VistaPrint Limited
September 20, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE